Exhibit 99.1

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ANNOUNCEMENT ON KEY OPERATING DATA

This announcement is made regarding the operating data for October 2019 of the Group to be published on the Shanghai Stock Exchange.

The relevant key operating data was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the relevant information.

This announcement is made regarding the operating data for October 2019 of China Southern Airlines Company Limited (the “Company”) and its subsidiaries (collectively, the “Group”) to be published on the Shanghai Stock Exchange.

In October 2019, passenger capacity (measured by available seat kilometres (“ASK”)) of the Group increased by 7.11% as compared to the same period last year (a year-on-year (“YoY”) basis). Of which, passenger capacity for domestic and international routes increased by 8.71% and 4.48% and for regional route decreased by 15.96%, respectively as compared to the same period last year. Compared to the same period last year, passenger traffic (measured by revenue passenger kilometres (“RPK”)) increased by 7.82%. Of which, passenger traffic for domestic and international routes increased by 9.11% and 6% and for regional route decreased by 23.72%, respectively as compared to the same period last year. The passenger load factor was 83.15%, representing an increase of 0.55 percentage point as compared to the same period last year. Of which, the passenger load factor for domestic and international routes increased by 0.32 percentage point and 1.17 percentage points and for regional route decreased by 6.73 percentage points, respectively, as compared to the same period last year.

In terms of cargo operations, in October 2019, cargo capacity (measured by available tonne kilometers (“ATK”) - Cargo and Mail) increased by 6.79% as compared to the same period last year. Cargo and mail traffic (measured by revenue tonne kilometres (“RTK”) - Cargo and Mail) increased by 1.81% as compared to the same period last year. The cargo and mail load factor was 48.13%, representing a decrease of 2.36 percentage points as compared to the same period last year.

In October 2019, the Group has newly launched the following major routes: Changsha-Macau-Changsha, Changsha-Hongqiao-Changsha, Changsha-Changchun-Changsha, Sanya-Kunming-Sanya, Dalian-Hangzhou-Dalian routes (seven flights per week), Wuhan-Macau-Wuhan route (four flights per week), Wuhan-Nagoya-Wuhan route (two flights per week) since 27 October 2019, Xiamen-Mandalay-Xiamen route (two flights per week) since 28 October 2019 and Shenzhen-Tokyo-Shenzhen route (three flights per week) since 29 October 2019.

In October 2019, the Group introduced six aircraft, including three A320NEO aircraft, one A321NEO aircraft and two A350-900 aircraft, and terminated the lease of one EMB190 aircraft. As of the end of October 2019, the Group operated a fleet of 857 aircraft as set out below:

Aircraft Model	Self-owned	Finance Lease	Operating Lease	Subtotal
Airbus 380 Series	3	2	0	5
Airbus 350 Series	0	3	0	3
Airbus 330 Series	10	30	8	48
Airbus 320 Series	94	92	128	314
Boeing 787 Series	4	25	8	37
Boeing 777 Series	8	18	0	26
Boeing 737 Series	156	82	163	401
Boeing 747 Series	2	0	0	2
EMB190 Series	6	0	15	21

Total	283	252	322	857

KEY OPERATION DATA OF OCTOBER 2019

Capacity	October 2019			Cumulative 2019
	Amount	Month-on- Month (“MoM”) Change (%)	YoY Change (%)	Amount	YoY Change (%)
RPK (in million)
Domestic	17,236.16	5.47	9.11	163,218.53	9.19
Regional	207.23	-2.85	-23.72	2,864.87	4.46
International	6,970.46	-1.63	6.00	72,210.12	13.34

Total	24,413.85	3.26	7.82	238,293.52	10.35

RTK (in million)
Domestic	1,676.52	3.08	9.21	15,730.71	8.34
Regional	20.97	-1.38	-20.79	273.55	5.03
International	1,111.64	-1.94	2.98	11,096.09	6.91

Total	2,809.13	1.00	6.36	27,100.35	7.71

RTK - Cargo and Mail (in million)
Domestic	150.14	-12.11	10.36	1,399.11	1.29
Regional	2.52	13.69	4.65	22.08	10.07
International	494.50	-2.24	-0.55	4,779.81	-0.44

Total	647.15	-4.67	1.81	6,201.00	-0.02

Passengers carried (in thousand)
Domestic	11,414.56	5.45	7.07	107,691.35	7.71
Regional	162.37	1.38	-21.55	2,157.29	3.00
International	1,688.76	0.15	13.26	17,028.19	14.55

Total	13,265.69	4.69	7.34	126,876.83	8.49

Cargo and mail carried (in thousand tonnes)
Domestic	93.17	-10.74	9.02	859.31	-0.43
Regional	2.29	14.01	11.27	19.60	11.61
International	60.20	0.18	4.41	559.96	2.27

Total	155.67	-6.50	7.22	1,438.87	0.75

Capacity	October 2019			Cumulative 2019
	Amount	MoM Change (%)	YoY Change (%)	Amount	YoY Change (%)
ASK (in million)
Domestic	20,489.33	3.12	8.71	196,309.79	9.36
Regional	313.66	1.69	-15.96	3,799.55	4.01
International	8,559.65	-2.16	4.48	86,917.23	11.83

Total	29,362.64	1.51	7.11	287,026.57	10.02

ATK (in million)
Domestic	2,376.51	4.56	10.29	22,303.48	9.49
Regional	37.63	1.56	-13.27	441.16	5.19
International	1,573.13	-2.19	2.94	15,801.24	8.35

Total	3,987.28	1.76	7.00	38,545.88	8.97

ATK - Cargo and Mail (in million)
Domestic	532.47	9.88	16.14	4,635.60	10.01
Regional	9.41	1.19	-4.05	99.20	9.47
International	802.76	-2.23	1.51	7,978.69	5.14

Total	1,344.64	2.26	6.79	12,713.49	6.90

Load Factor	October 2019			Cumulative 2019
	Figure (%)	MoM Change (Percentage Points)	YoY Change (Percentage Points)	Figure (%)	YoY Change (Percentage Points)
Passenger Load Factor (RPK/ASK)
Domestic	84.12	1.87	0.31	83.14	-0.13
Regional	66.07	-3.08	-6.73	75.40	0.33
International	81.43	0.43	1.17	83.08	1.10

Total	83.15	1.42	0.55	83.02	0.25

Cargo and Mail Load Factor
Domestic	28.20	-7.05	-1.48	30.18	-2.60
Regional	26.80	2.95	2.23	22.26	0.12
International	61.60	0.00	-1.27	59.91	-3.36

Total	48.13	-3.50	-2.36	48.77	-3.37

Overall Load Factor (RTK/ATK)
Domestic	70.55	-1.01	-0.70	70.53	-0.75
Regional	55.72	-1.66	-5.29	62.01	-0.09
International	70.66	0.18	0.03	70.22	-0.94

Total	70.45	-0.53	-0.42	70.31	-0.82

Notes:

1.	“RPK(s)” refers to the number of passengers carried multiplied by the kilometers flown;
2.	“RTK(s)” refers to the load (passenger and cargo) in tonnes multiplied by the kilometers flown;
3.	“RTK(s) - Cargo and Mail” refers to the cargo and mail load in tonnes multiplied by the kilometers flown;
4.	“ASK(s)” refers to the number of seats available for sale multiplied by the kilometers flown;
5.	“ATK(s)” refers to the number of tonnes of capacity available for transportation multiplied by the kilometers flown;
6.	“ATK(s) - Cargo and Mail” refers to the number of tonnes of capacity available for the carriage of cargo and mail multiplied by the kilometers flown;
7.	“Passenger Load Factor” refers to RPK expressed as a percentage of ASK;
8.	“Cargo and Mail Load Factor” refers to RTK- Cargo and Mail expressed as a percentage of ATK - Cargo and Mail;
9.	“Overall Load Factor” refers to RTK expressed as a percentage of ATK.

The key operating data above was calculated based on the internal statistics of the Group, which may differ from the data disclosed in the relative periodic reports. Investors are hereby reminded of the risks which may result from inappropriate reliance upon or utilization of the information given above.

By order of the Board China Southern Airlines Company Limited Xie Bing Company Secretary

Guangzhou, the People’s Republic of China

14 November 2019

As at the date of this announcement, the Directors include Wang Chang Shun, Ma Xu Lun and Han Wen Sheng as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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